Filed by Ultramar Diamond Shamrock Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                         Subject Company:  Ultramar Diamond Shamrock Corporation
                                                     Commission File No. 1-11154


                                      1 + 1
                     (VLO logo)                    (UDS logo)

                                       = 3
                            A Bigger, Better Employer
                               An Industry Leader
                         A Stronger Community Supporter

         The eyes of the energy industry will soon be on San Antonio as Valero Energy Corporation and Ultramar Diamond Shamrock Corporation prepare to join forces to create the premier refining and marketing company in the United States. The new San Antonio-based company will have 23,000 employees, 13 refineries and a total refining capacity of just under 2 million barrels per day, making it second only to ExxonMobil in terms of total refining capacity. It will also be one of the nation's largest retailers with more than 5,000 retail outlets in the United States and Canada.

         And as the company grows and prospers, so will the San Antonio community. This partnership creates a great company of similar cultures dedicated to charitable giving and community service. Because the companies will earn more on a combined basis than independently, charitable contributions will increase. And just as importantly, since the combined entity will be poised for greater growth and success, that should translate into many more job opportunities in San Antonio.

         So while there are many changes ahead for Valero and UDS, one thing will never change, and that's our commitment to contributing to San Antonio's growth and success.

         You are urged to read the joint proxy statement/prospectus that will be sent to Valero and UDS stockholders regarding the proposed merger, when it becomes available, because it will contain important information. The joint proxy statement/prospectus may be obtained free of charge on the SEC's web site at www.sec.gov or upon request from Valero or UDS. Valero and UDS, and their respective directors, executive officers and employees, may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding these persons may be obtained in the joint proxy statement/prospectus referred to above when it is filed with the SEC.